HAWAIIAN HOLDINGS, INC.

January 27, 2009

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:	Hawaiian Holdings, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 3, 2008
File No. 001-31443

Dear Mr. Morris:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to your letter dated December 19, 2008 with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.  The Staff’s comment from the December 19, 2008 letter is reproduced below in bold-faced text followed by the Company’s response.  A courtesy copy of the filing has been forwarded to Mr. Daniel Morris via facsimile transmission at the number listed above.

Schedule 14A filed on April 11, 2008

Executive Compensation, page 13

1.          While we note your response to prior comment 3, the causal connection between the disclosure of your performance targets and any competitive harm is not clear.  If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion.  We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company believes its performance targets may be omitted due to the risk of competitive harm as described more fully in the paragraphs below.

As described in the Company’s 2007 Definitive Proxy Statement on Schedule 14A, filed on April 11, 2008, for 2008 the Company will measure financial performance for purposes of executive incentive compensation based on the following metrics:

•                  stock appreciation relative to peer group companies

•                  the Company’s revenue per available seat mile (RASM)

•                  the Company’s cost per available seat mile (CASM)

•                  the Company’s RASM growth minus CASM growth relative to a peer group of companies

•                  the Company’s return on invested capital

In addition, for 2008 the Company will measure non-financial performance for purposes of executive incentive compensation based on criteria including the following:

•      customer value (to be measured through the Company’s competitive ranking in third party surveys, the company’s ranking in a third party quantitative quality rating and customer survey satisfaction scores)

•      operational excellence (to be measured through flight punctuality, cancellations, baggage handling relative to other carriers filing such statistics with the US Department of Transportation and internally generated operational performance statistics)

•      confidence among stakeholders (to be measured through employee surveys, average monthly lost time hours due to occupational injuries, sick pay as a percentage of payroll, overhead expenses as a percentage of revenue, implementation of strategic and tactical deliverables, such as IT projects and internal control compliance)

Further, funding of the incentive compensation pool for eligible employees (including named executive officers and other program participants) is limited based on a formula related to the company’s generation of earnings before interest, taxes, depreciation, amortization and rent (EBITDAR).

Specific Risks of Competitive Harm

The domestic airline industry is characterized by low profit margins, high fixed costs, significant price competition and thin capital reserves. Airline customers are extremely price sensitive.  The Company competes with major network carriers and regional carriers, including low cost carriers in some markets. Competition in the Company’s markets is characterized by aggressive marketing tactics, including prolonged fare wars initiated by one or more competitors which are typically matched by other competitors because of the high proportion of fixed costs in airlines’ cost structures.  The Company believes that fare wars have been  initiated in its markets by a competitor seeking to use these characteristics of the airline industry to drive one or more airlines out of business.  As a consequence of the intense competitiveness of the industry, airlines in general, and the Company in particular, closely protect information that might provide insight into the planning methodologies, corporate strategies and internal measures of operating performance, service performance or relative competitiveness.  Indeed, the Company has recently been engaged in litigation against a competitor for misuse of confidential information. Two airlines serving the Company’s markets have filed for bankruptcy protection and ceased operations within the last year.  The Company’s competitors do not publicly disclose performance target data of the type that is contained in the Company’s incentive compensation plan. As set forth with greater specificity below, if the Company were to make such data public, the Company believes that disclosure of this information by it would be extremely  prejudicial to its competitive position in the fiercely competitive airline markets in which it competes.

Financial performance targets

As discussed in our prior correspondence, the Company’s annual financial performance targets for RASM, CASM, RASM growth minus CASM growth, return on invested capital and EBITDAR are highly sensitive and the Company does not customarily disclose them to investors, suppliers or persons outside of the Company’s core management team.  Also, the Company’s competitors in the airline industry do not customarily disclose similar financial performance targets.  The Company believes that it is particularly susceptible to harm from disclosing such targets because of the niche market it serves.  The Company’s business, consisting principally of its passenger flights, is limited primarily to two homogenous groupings of routes, that is, among Hawaiian islands (interisland) and between Hawaii and the western continental United States (transpacific).  While aggregated data regarding the financial performance of larger airline companies with global flight operations may reveal very little specific information about individual markets in which they serve, the Company’s financial performance targets pertain almost exclusively to the interisland and transpacific markets.  Accordingly, requiring disclosure of the Company’s performance targets would provide very valuable competitive information regarding its strategies in an industry where one airline can bankrupt another by reducing fares, increasing capacity or changing the nature of its operational performance.

If the Company were to disclose its expected level of unit revenue (RASM goal) and its cost target (CASM goal), the Company believes its competitors could use that information to gain insight into the  Company’s pricing strategy, its ability to reduce prices and/or its need to increase prices.  As even in the best of times, the airline industry is a marginally profitable one, understanding the Company’s year-to-year unit revenue and cost target would allow a competitor to predict, based on disclosed financial statements, the point at which the Company may begin losing money and become vulnerable.  Competitors could use this information to assess and modify their own pricing strategies, flight schedules or goals in the same market which they serve. Disclosure of CASM goals would provide competitive insight into the Company’s cost sensitivities.  Providing this information to competitors would afford them an unfair competitive advantage in formulating their own pricing, budgeting and cost reduction strategies. Armed with this kind of information, a competitor could, among other things, initiate a fare war against the Company.

Disclosure of the Company’s targeted return on invested capital would provide competitors with access to the Company’s internal evaluation of its cost of capital and desired returns to shareholders.  Combined with access to the Company’s RASM and CASM goals and information already in the public domain, competitors could make educated assessments of how the Company projects its financial performance. The Company is not aware of any other airline that makes this level of detail about its financial plans publicly available. With this information about the Company’s financial objectives, competitors could seek to target particular markets that the Company serves, adjust their ticket pricing and/or flight schedules, reduce costs or make capital expenditures, any of which would be to the Company’s competitive disadvantage.

The extent of the competitive harm suffered by the Company in the event its financial targets must be disclosed is not limited to the harm that would be done by competitors.  There are generally more airlines than suppliers for most of the large cost items that comprise our business (i.e., aircraft manufacturers, engine manufacturers, labor groups, fuel suppliers, etc.) and accordingly, in most of our interactions, we need suppliers more than they need our business.  Suppliers and employee labor unions, aware of the Company’s financial cost targets, would gain an unreasonable upper hand in negotiations or bargaining endeavors by determining the Company’s ability to withstand cost increases.

Non-financial performance targets

The Company fixes non-financial goals, including customer value, operational excellence and confidence among stakeholders. The Company believes that achieving its non-financial measures directly enhances its ability to compete. Benefits of achieving its nonfinancial targets include increased revenues, repeat passengers, improved reputation, employee retention, and reduced work loss.  In order to measure the achievement of such non-financial criteria, the Company gathers valuable information regarding customer satisfaction, flight punctuality, baggage handling, employee satisfaction and incidence of occupational injuries and illness. The Company believes that disclosing these non-financial performance goals would enable competitors to assess the Company’s strengths and weaknesses and vulnerability to competitive challenges. This, in turn, would enable competitors to adjust their strategic planning and operational policies. Understanding whether the Company achieved these specific objectives would be useful to a Company competitor and conversely damaging to the Company.  For example, a competitor may gain insight into the Company’s customer satisfaction levels and vulnerability to competitive challenge to take an upper hand in a particular market.  A competitor might use an understanding of employee morale issues to design a recruitment campaign targeting the Company’s employees.  Also, competitors might use knowledge of the Company’s employee down time or occupational injury targets to seek to modify their own operations.  Information regarding the Company’s outsourcing objectives could be used by a competitor to adjust its own goals.  The Company would also be directly disadvantaged by its competitors’ abilities to exploit this information, which the Company obtains through costly surveys, to their benefit without incurring the cost of commissioning their own surveys.

Certain  Performance Goals Will be Disclosed

The Company undertakes to include in future proxy filings information regarding two financial targets which it does not believe would cause competitive harm, i.e., stock appreciation relative to peer group companies, RASM growth minus CASM growth ranking relative to peer group companies, operational performance rankings provided by the US Department of Transportation (on-time arrivals, baggage handling and cancellations) and customer survey results reported in Condé Nast Traveler magazine, Travel and Leisure magazine and the company’s ranking in the Airline Quality Rating.  The Company will include disclosure regarding these targets in future proxy statement filings under the heading Compensation Discussion and Analysis.

Summary

The Company respectfully submits that disclosure of its annual performance targets (with the exception of those noted above) would provide  the Company’s competitors an unfair competitive advantage over the Company.  Competitors could utilize this information to undertake activities specifically designed to modify prices, compete in the Company’s markets, alter flight schedules, reduce their own costs, recruit the Company’s employees and undermine the Company’s ability to do business in an industry notorious for its competitiveness and low margins.

*    *    *     *    *

In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.             The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Peter R. Ingram

Peter R. Ingram
Chief Financial Officer
Hawaiian Holdings, Inc.

cc:	Gregory S. Anderson, Audit Committee Chairman
Richard Goldberg, Dechert LLP
Dave Dickson, Ernst & Young LLP
Brian Stewart, Hawaiian Airlines, Inc.